Rule 3.19A.2

04045308

Appendix 3Y

SUPPL

...e of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Multiemedia Limited**
ABN	**12 003 237 303**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

PROCESSED OCT 0 5 2004 THOMSON FINANCIAL

Name of Director	Clinton Henry Starr
Date of last notice	18 May 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct - disposed
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect - acquired Green Planet Holdings Pty Ltd of which Clinton Starr is a 56% shareholder
Date of change	15 & 16 September 2004
No. of securities held prior to change	19,250,000
Class	ORDINARY
Number acquired	3,000,000
Number disposed	3,000,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Purchased - $97,100 Sold - $98,900
No. of securities held after change	19,250,000

Dw 10/5

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	